UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

LAVA THERAPEUTICS N.V.

(Name of Subject Company (Issuer))

XOMA ROYALTY CORPORATION

(Name of Filing Persons (Offeror))

Common Shares, with a nominal value of €0.12 Per Share

(Title of Class of Securities)

N51517105

(CUSIP Number of Class of Securities)

Owen Hughes

XOMA Royalty Corporation

2200 Powell Street, Suite 310

Emeryville, California 94608

Tel. (510) 204-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Branden C. Berns

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600

San Francisco, CA 94111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on August 15, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by XOMA Royalty Corporation, a Nevada corporation (“Purchaser”). This Amendment relates to the offer (the “Offer”) to purchase all of the issued and outstanding common shares, with a nominal value of €0.12 per share (“Shares”), in the capital of LAVA Therapeutics N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Utrecht, the Netherlands, registered with the Dutch trade register under number 65335740 (“LAVA”), for a price per Share of (i) $1.04 (the “Cash Amount”), and (ii) one non-transferable contractual contingent value right (“CVR”) for each Share, which shall represent the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the CVR Agreement, subject to any applicable tax withholding and without interest (such amount, the “CVR Amount,” and together with the Cash Amount, the “Offer Consideration”), all upon the terms and subject to the conditions described in the Amended and Restated Offer to Purchase, dated October 17, 2025 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”) filed herewith and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Share Purchase Agreement, dated as of August 3, 2025 (together with any amendments or supplements thereto, the “Purchase Agreement”), among LAVA and Purchaser, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

ITEMS 1 THROUGH 9 AND 11

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“Initial Expiration of the Offer

One minute after 11:59 p.m. Eastern Time on November 12, 2025, the Offer expired. The Depositary and Paying Agent has advised Purchaser that, as of the Expiration Time, a total of 22,877,463 Shares, collectively representing approximately 86.9% of the outstanding Shares, were validly tendered in accordance with the terms of the Offer and not properly withdrawn. As a result, as of the Expiration Date, the number of Shares validly tendered in accordance with the terms of the Offer and not properly withdrawn satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Purchaser intends to accept for payment, and, as soon as practicable expects to pay for, all Shares validly tendered into the Offer and not properly withdrawn.

Pursuant to Rule 14d-11 promulgated under the Exchange Act, Purchaser has elected to provide a Subsequent Offering Period of five Business Days, which commenced on November 13, 2025 and will expire one minute after on 11:59 p.m., New York City time, on November 20, 2025. Purchaser shall accept for payment all Shares validly tendered during the Subsequent Offering Period. Holders of Shares tendered during the Subsequent Offering Period will not have withdrawal rights with respect to such tenders.

Purchaser expects to consummate the Post-Offer Reorganization pursuant to the Purchase Agreement starting at 00:00, Central European Time, on the day following the expiration of the Subsequent Offering Period. Upon completion of the Post-Offer Reorganization, LAVA will no longer be a public traded company, and the listing of the LAVA shares on the NASDAQ will be terminated. In addition, holders of Shares held by LAVA shareholders (other than Purchaser) upon implementation of the Post-Offer Reorganization following the expiration of the Subsequent Offering Period will receive the same consideration pursuant to the Post-Offer Reorganization as holders of Shares tendered into the Offer (“Cancellation Consideration”), less any applicable withholding taxes and

3

without interest. The withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New Topco A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New Topco A Shares. Unless any holder of New Topco A Shares prior to the Cancellation demonstrates to New Topco’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New Topco is able to exclude such holder from the tax withholding process, New Topco will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New Topco will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New Topco A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom. In addition, if both the Offer and Post-Offer Reorganization are completed, another difference between tendering your Shares and not tendering your Shares pursuant to the Offer or during the Subsequent Offering Period is that holders of Shares tendered in the Offer or during the Subsequent Offering Period will be paid in respect of such Shares sooner than holders of non-tendering Shares are paid in respect of non-tendering Shares in the Post-Offer Reorganization.

If you did not tender your Shares in the Offer and do not tender them during the Subsequent Offering Period, and the Post-Offer Reorganization is consummated, you will receive the same consideration as shareholders that tendered their Shares in the Offer, which, as is the case with the Offer Consideration, will be less any applicable withholding taxes and without interest. No Dutch dividend withholding tax is applicable to amounts paid for Shares tendered in the Offer or during the Subsequent Offering Period. The withholding tax applicable to the Cancellation Consideration is described below, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New TopCo A Shares.

LAVA has filed a ruling request with the Dutch tax authority to confirm the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares immediately prior to the Cancellation becoming effective. This ruling request has not yet been approved. Accordingly, Purchaser will withhold from the Cancellation Consideration as though such average paid up capital is such amount as reasonably determined, in which case the 15% Dutch dividend withholding tax will be applied to the amount of the Cancellation Consideration that exceeds such amount.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)	Amended and Restated Offer to Purchase, dated October 17, 2025.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Amended and Restated Schedule A to the Offer to Purchase.

(a)(5)(A)	Press Release of LAVA issued on August 4, 2025 (incorporated by reference to Exhibit 99.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(a)(5)(B)	Joint Press Release of Purchaser issued on October 2, 2025

(a)(5)(C)	Joint Press Release of Purchaser issued on October 17, 2025

(d)(1)	Share Purchase Agreement, by and among XOMA Royalty Corporation and LAVA Therapeutics N.V., dated August 3, 2025 (incorporated by reference to Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(d)(2)	Amendment to Share Purchase Agreement, by and among XOMA Royalty Corporation and LAVA Therapeutics N.V., dated October 17, 2025 (incorporated by reference to Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on October 17, 2025).

(d)(3)	Confidentiality Agreement dated June 2, 2025 between LAVA and Purchaser.

(d)(4)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit C of Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on October 17, 2025).

(d)(5)	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit D of Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2025

XOMA Royalty Corporation

By:	/s/ Owen Hughes
Name: Owen Hughes
Title: Chief Executive Officer